Exhibit 99.6

JBS S.A.

Corporate Taxpayer’s ID (CNPJ/ME): 02.916.265/0001-60

Company Registry (NIRE): 35.300.330.587

Authorized Publicly-Held Company

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON NOVEMBER 13, 2024, AT 10:00 AM

Date, Time, and Place: November 13, 2024, at 10:00 a.m., at the headquarters of JBS S.A. (“Company”), located at Avenida Marginal Direita do Tietê, 500, Block I, 3rd Floor, Vila Jaguara, CEP 05118-100, in the City and State of São Paulo, by videoconference and in person.

Call notice: The call notice was emailed to the Board of Directors members, according to Article 18 of the Company’s Bylaws.

Attendance: The necessary quorum for the Company’s Board of Directors’ Meeting to be called to order was confirmed with the presence of all Board members, under Articles 15 and 18 of the Company’s Bylaws, namely: Jeremiah O’Callaghan (Chair), José Batista Sobrinho (Vice Chair), Wesley Mendonça Batista, Joesley Mendonça Batista, Alba Pettengill, Gelson Luiz Merisio, Francisco Turra, Carlos Hamilton Vasconcelos Araujo, Kátia Regina de Abreu Gomes, Paulo Bernardo Silva, and Cledorvino Belini.

The meeting was also attended by Messrs. Gilberto Tomazoni, Global CEO, Guilherme Perboyre Cavalcanti, Global CFO and IRO, Daniel Pitta, Chief Legal Officer, and Rafael Marsola, Head of Risk Management of JBS USA, all of whom are Company employees, as well as Messrs. Fabian Junqueira and Ricardo Ribeiro, representatives of KPMG Auditores Independentes Ltda. (“KPMG”).

Presiding Board: Jeremiah O’Callaghan, Chair; and Milena Hitomi Yanagisawa, Secretary.

Agenda: (i) presentation of an overview of the current market scenario and the operations of the Company and its subsidiaries, including a market overview of the period ended September 30, 2024; (ii) analysis of the Company’s Interim Financial Statements accompanied by the Independent Auditor’s Report referring to the period ended September 30, 2024 (“Interim Financial Statements ”); (iii) to analyze the opinion expressed by the Company’s Statutory Audit Committee (“SAC”) on the Financial Statements; (iv) to discuss the Independent Auditor’s Report on the Financial Statements (“Independent Auditor’s Report”) with the representatives of KPMG Auditores Independentes Ltda.; (v) discuss and resolve on the disclosure of the Company’s Financial Statements and the Independent Auditor’s Report referring to the period ended September 30, 2024; (vi) discuss and resolve on the Company’s Financial Risks and Commodities Management Policy; (vii) to report on the activities of the Governance, Compensation, and Nomination Committee; the Social and Environmental Responsibility Committee; the Financial and Risk Management Committee; the Related Parties Committee; the Statutory Audit Committee; the People and Opportunities Committee; and (viii) other matters of interest to the Company.

Discussions and Resolutions:

(i) the meeting began with Messrs. Gilberto Tomazoni and Guilherme Perboyre Cavalcanti presenting an overview of the operations of the Company and its subsidiaries, including the quarter ended September 30, 2024;

(ii) the members of the Board of Directors analyzed and discussed the Financial Statements for the period ended September 30, 2024, prepared under Brazilian and international accounting principles, according to Technical Pronouncement CPC 21 (R1), issued by the Accounting Pronouncements Committee (CPC), the International Financial Reporting Standards (IFRS), and the Public Company Accounting Oversight Board (PCAOB);

(iii) Mr. Carlos Hamilton Vasconcelos Araujo, Coordinator of the Statutory Audit Committee, also informed that the members of said Committee: (a) analyzed the Financial Statements; (b) monitored the work performed by KPMG through inquiries and discussions; and (c) formalized questions on the relevant acts and transactions carried out by the Company’s Management included in the Financial Statements. Based on the review, the information, and the clarifications received, and considering the Auditor’s Report, the members of the SAC declared to have assessed the Company’s Financial Statements for the period ended September 30, 2024, highlighting the adoption of the accounting practices and in compliance with applicable rules, considering they are appropriate and reflect the Company’s information therein and recommending they be submitted for analysis by the Company’s Board of Directors;

(iv) Mr. Fabian Junqueira, representative of KPMG, presented the work performed by KPMG concerning the Financial Statements, underscoring the independence, communications required by auditors, the fact that they did not diverge with the Company’s management, and that, based on the audit work carried out, no evidence was identified regarding fraud or errors, conflicts of interest, significant deficiencies or materials weaknesses in internal controls, and that the contingency processes were reviewed by the independent auditors based on applicable review rules. Additionally, Mr. Fabian Junqueira also stated that no global matter was identified that could impact KPMG’s professional independence, that KPMG had access to all requested information, and no material adjustments were identified upon completion of the audit works. All questions asked by the members of the Board of Directors were duly answered by Mr. Fabian Junqueira;

(v) after the aforementioned facts, the Board of Directors members unanimously authorized the Company’s Management to disclose the Company’s Financial Statements for the period ended September 30, 2024;

(vi) then, Mr. Rafael Marsola presented to the Board of Directors members proposals for the review and change to the Financial Risks and Commodities Management Policy. The Financial Risks and Commodities Management Policy was made available on the Atlas Governance portal and analyzed by the Board of Directors members before the meeting.

Mr. Rafael Marsola informed that the members of the Financial and Risk Management Committee analyzed and discussed the proposals to amend the Financial Risks and Commodities Management Policy and understood that it was ready to be discussed and approved by the members of the Company’s Board of Directors.

Thus, the Board of Directors members discussed the information presented and asked questions, all of which were duly clarified. Accordingly, the Board of Directors members unanimously approved the Financial Risks and Commodities Management Policy.

(vii) finally, the Board members serving on the advisory committee updated the other Board members on the work carried out by the Socio-Environmental Responsibility Committee, Financial and Risk Management Committee, Related Parties Committee, Statutory Audit Committee, and People and Opportunities Committee:

(1)	brief presentation by Mr. Jeremiah O’Callaghan on the work performed by the Company’s Socio-Environmental Responsibility Committee, highlighting discussions regarding the study on the issue of carbon by Friboi; the work performed by the virtual green offices; the update on the European Union Deforestation-Free Regulation (EUDR), and the World Without Cows documentary;

(2)	brief presentation by Mr. Carlos Hamilton Vasconcelos Araujo on the work performed by the Financial and Risk Management Committee, highlighting discussions on the monitoring of the 3Q24 Dashboard, the global economic scenario, and the Company’s liability management operations, as well as the review and discussion about the Financial Risks and Commodities Management Committee;

(3)	brief presentation by Mr. Gelson Luiz Merisio on the work performed by the Company’s Related Parties Committee, highlighting the agreements executed between related parties included in the report for the quarter ended September 30, 2024, containing the transactions between related parties;

(4)	brief presentation by Mr. Carlos Hamilton Vasconcelos Araújo on the work performed by the Statutory Audit Committee, highlighting the discussions on the new reality of the international logistics chain, as well as the Company’s 2024 external audit plan, the update on reports received under the Statutory Audit Committee, and the analysis of the Financial Statements for the period ended September 30, 2024; and

(5)	brief presentation by Mr. Jeremiah O’Callaghan on the work performed by the Company’s People and Opportunities Committee, highlighting the discussions about the result of the Climate Survey (Brazil), the human rights-related initiatives developed by the Company (USA and Brazil), and the revision of the People and Opportunities Committee Charter.

Minutes in Summary Form: The Board of Directors authorized the drawing up of these minutes in summary form and their publication by omitting the signatures, pursuant to paragraphs 1 and 2 of Article 130 of Brazilian Corporation Law.

Closure: There being no further business to address, the Chair offered the floor to anyone who intended to speak and, as no one did, the meeting was adjourned for the time necessary to draw up these minutes, which were then read, approved, and signed by all attendees.

Attending Board Members: Jeremiah O’Callaghan (Chair), José Batista Sobrinho (Vice Chair), Wesley Mendonça Batista, Joesley Mendonça Batista, Alba Pettengill, Gelson Luiz Merisio, Francisco Turra, Carlos Hamilton Vasconcelos Araujo, Kátia Regina de Abreu Gomes, Paulo Bernardo Silva, and Cledorvino Belini.

This is a free English translation of the Minutes of the Board of Directors’ Meeting drawn up in the Company’s records.

São Paulo, November 13, 2024.

Milena Hitomi Yanagisawa

Secretary

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